FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer”) as at June 30, 2007, and the related notes thereto. In addition, the following should be read in conjunction with the 2006 audited financial statements, the related Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to the Company on file with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of August 13, 2007.

OVERVIEW

The Company is an international mineral exploration and development company, focused on making discoveries that have solid production potential. The Company has three major gold and copper-gold projects in Turkey, a copper-gold-uranium exploration program underway in the Yukon and exposure to the development of Canada’s next potential uranium district through its investment in Aurora Energy Resources Inc. (“Aurora”), a company focused on exploring and developing uranium deposits in Newfoundland and Labrador, Canada. Fronteer is exposed to ongoing exploration on five projects located in Turkey and Canada, without any operational or ongoing financial responsibility. The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG. At August 13, 2007, the Company owned 46.8% of Aurora. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

In June 2007, the Company announced that it had entered into a Lock-Up Agreement whereby the largest shareholder of Newwest Gold Corporation (“Newwest”) (TSX – NWG), with approximately 86% of the issued and outstanding shares, agreed to support a transaction whereby the Company would acquire 100% of Newwest by issuing 0.26 of a Company share for each Newwest share. On July 27, 2007, the Company and Newwest signed an Arrangement Agreement whereby the board of Newwest agreed to also support the acquisition of Newwest by the Company, by way of a Plan of Arrangement. Based upon the price of a common share of the Company on June 28, 2007, the acquisition of Newwest is valued at approximately $192,300,000. This value will be updated to reflect the closing value of a Company common share on the date of closing, which is expected by mid September 2007.

Newwest has one of the most strategic portfolios assembled in Nevada with a National Instrument 43-101 compliant resource of approximately 3,500,000 ounces of gold equivalent and a pipeline of 19 projects. The Company believes that there is significant potential for further discovery on these projects and this transaction provides an excellent fit with Fronteer’s business model.

During 2006, the Company was notified by Teck Cominco Limited that its Turkish subsidiary, Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) would be exercising its back-in right on the Agi Dagi and Kirazli properties as well as four additional designated properties under the Company’s Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% on each of the properties. For the Agi Dagi and Kirazli properties, TCAM is required to spend a minimum of US$10,000,000 and US$5,000,000 on Agi Dagi and Kirazli respectively, by April 30, 2008, to earn back a 60% interest in a project. TCAM is required to spend approximately US$2,800,000 on Pirentepe and approximately US$2,100,000 on Halilaga, over a three-year period commencing November 30, 2006, with a minimum of 50% being spent in year one. TCAM may earn back an additional 10% in a given project, by electing to complete a feasibility study on the project within four years of earning back 60%. TCAM’s decision to back-in on these properties frees up the Company’s technical staff in Turkey to focus on identifying other projects for acquisition in the area.

During the six months ended June 30, 2007, the Company was focused on 1) developing and executing its exploration program for the Wernecke properties, Yukon Territory; 2) identifying additional mineral properties within Turkey; 3) the completion of a $66,345,500 short-form prospectus offering that was completed in March 2007; and 4) identifying and executing on a strategic acquisition.

The Company has increased its budget for the Wernecke properties to approximately $7,000,000 from $6,000,000 to better reflect projected costs, which will involve 10,000 metres of drilling, mineral claims acquisition, further mapping and geological sampling. The Company commenced this program in May 2007.

On March 15, 2007, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,100,000 common shares at a price of $14.75 per share, raising gross proceeds of $60,475,000. The Offering had a 15% greenshoe option, allowing the underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. On April 5, 2007, the Company was notified that the Underwriters would be purchasing 398,000 common shares under this option. The Underwriters received a cash commission of 5.0% of the gross proceeds.

During the second quarter of 2007, the Company made two additional investments in Latin American Minerals Inc. (“LAT”). The Company acquired 900,000 common shares from an existing shareholder at a price of $0.45 per share in April 2007. In May 2007, the Company purchased 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one common share of LAT at a price of $1.25 for a period of 12 months. As at June 30, 2007, the Company owned 18.8% of the issued and outstanding common shares of LAT.

RESULTS OF OPERATIONS – JUNE 30, 2007 VS JUNE 30, 2006

The Company’s net loss for the three months ended June 30, 2007 was $9,488,197 or $0.14 per share compared to net loss of $1,811,489 or $0.03 for the three months ended June 30, 2006. The Company’s net loss for the six months ended June 30, 2007 was $10,630,874 or $0.16 per share compared to net income of $8,202,874 for the six months ended June 30, 2006. Contributing to the period over period differences was the recognition of stock based compensation expense, the write-down of exploration properties and deferred exploration expenditures in Mexico, increases in wages and benefits expenses, office and general costs legal fees and listing and filing fees, offset by increased interest income, the timing and recognition of dilution gains on the Company’s investment in Aurora, and a reduction to the Company’s equity share of the loss in Aurora.

Stock-based compensation expense for the three months ended June 30, 2007 increased to $6,749,642 from $2,313,792 for the three months ended June 30, 2006. For the six months ended June 30, 2007, stock-based compensation expense increased to $6,894,009 from $2,576,105 for the same period in 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. The large increase is directly attributable to approval by shareholders of new option grants at the May 2, 2007, annual general meeting in conjunction with approval of a new option plan. The grants occurred in February, but the expense was not recognized until the options received shareholder approval in May.

In July 2007, the Company received the final results of it exploration work on the San Pedro and Clara properties in Mexico. Due to unsatisfactory exploration results, the Company has decided to halt further exploration of these properties and return the properties to Teck Cominco. Accordingly, the Company wrote-off all deferred costs of these projects totalling $1,764,936. At the same time, the Company elected to discontinue the Agua Grande project in Mexico which resulted in an additional write-down of $23,915. As a result, the Company is no longer active in Mexico.

Wages and benefits costs increased to $300,992 for the three months ended June 30, 2007, from $226,904 in the same period in the prior year due to a slight increase in the overall number of employees and an increase in salaries paid. For the six months ended June 30, 2007, wages and benefits costs increased to $663,158 from $402,018 for the same period in 2006, reflecting an additional management bonus, in recognition of the substantial growth achieved by the Company over the prior year. Exploration staff salaries are deferred to exploration properties and deferred exploration expenditures.

Office and general expenses for the three months ended June 30, 2007 were $118,823 as compared to $59,654 for the same period in the prior year. For the six months ended June 30, 2007, office and general expenses increased to $220,240 from $159,370 for the same period in 2006. The increase in office costs is primarily attributable to increases in insurance costs.

Legal fees have increased to $110,853 for the three months ended June 30, 2007 from $13,828 for the three months ended June 30, 2006. For the six months ended June 30, 2007, legal fees increased to $175,842 from $39,298 for the same period in 2006. The increase in legal fees period over period is due mainly to legal fees paid for corporate governance matters.

Interest income increased to $1,079,898 for the three months ended June 30, 2007, compared to $297,915 for the same period in the prior year. For the six months ended June 30, 2007, interest income increased to $1,601,912 from $410,216 for the same period in 2006. The change is attributed to an increased overall cash balance in 2007, compared to 2006, and a slight increase in interest rates realized on its invested cash.

The Company recognized a dilution gain of $275,521 for the three months ended June 30, 2007 as compared to a dilution gain of $1,763,527 for the same period in 2006. For the six months ended June 30, 2007 the Company recognized a dilution gain of $774,309, as compared to $13,651,165 for the same period in 2006. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora is reduced. The decrease in the dilution gain is due to the significant dilution experienced upon the initial public offering (“IPO”) of Aurora in March 2006.

The Company recognized a mark-to-market gain on its derivative financial instruments of $135,848 for the three months ended June 30, 2007 as compared to $nil for the three months ended June 30, 2006. For the six months ended June 30, 2007, the Company recognized a mark-to-market gain of $789,269 as compared to $nil for the same period in 2006. The Company treats the share purchase warrants it holds in LAT as derivative financial instruments which must be marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. See below for a discussion of this change in accounting policy.

The Company also picked up its percentage of the operating loss of Aurora for the three months ended June 30, 2007 which totaled $1,293,576 as compared to $815,243 for the three months ended June 30, 2006. For the six months ended June 30, 2007, the Company picked up a total of $2,685,565 for its percentage of the operating loss of Aurora as compared to $3,264,417 for the six months ended June 30, 2006.

During the second quarter, the Board of the Company, on the recommendation of the Compensation Committee, approved modifications to certain provisions of the employment contracts of the Chief Executive Officer, Chief Financial Officer and Vice President, Operations. Under the existing contracts for these senior officers, in the event of a "takeover event", the Chief Executive

Officer is entited to three years' salary and benefits, the Chief Financial Officer and the Vice President, Operations are entitled to two years salary and benefits, and unvested stock options held by such senior officers is deemed to vest immediately before such takeover event. While these basic entitlements were not changed, under the amendments, the definition of "takeover event" was expanded for clarification purposes and to ensure that the contracts better reflected to Company's original intentions. The contracts were also amended to confirm that such senior officers would receive a pro-rated bonus under the Company's bonus plan for the year leading up the date of a takeover event. The Board, on the recommendation of the Compensation Committee, also approved extending these change of control provisions to the employment contracts of the Vice-President, Exploration and the Chief Geoscientist, each of whom would receive two years' salary and benefits following a takeover event. The Compensation Committee also modified terms of the Bonus Plan applicable to senior management. Subject to Compensation Committee discretion, for each 1% increase in the daily average closing share value from one year to the next, the Chief Executive Officer, Chief Financial Officer and Vice -Presidents and the Chief Geoscientist are eligible for a bonus of 1% of base pay to a maximum of 150%, 125% and 100% of base pay, respectively.

Total assets at June 30, 2007, increased to $170,226,350 from $102,311,386 at December 31, 2006, primarily as a result of the financing which closed on March 15, 2007 and raised gross proceeds of $66,345,500. At August 13, 2007, the fair market value of the Company’s investment in Aurora was approximately $425,000,000. In addition, for the six months ended June 30, 2007, the company realized cash inflows from the exercise of warrants and options of $5,818,808 offset by exploration expenditures of $2,629,303 and cash outflows from operations of $1,781,404.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Exploration Projects

Exploration and acquisition expenditures, net of recoveries for the six months ended June 30, 2007 and 2006 totalled $325,611 and $2,738,063 in Turkey, $480,578 and $436,557 in Mexico, and $1,577,829 and $1,141,779 in the Yukon, Canada, respectively.

Turkey

On April 27, May 6 and October 19, 2004, the Company signed three separate Memoranda of Understanding (“MOUs”) with TCAM to acquire a 100% interest in exploration properties in western Turkey named Agi Dagi, Kirazli and the Biga Properties, respectively.

On April 30, 2006, TCAM provided notice to the Company of its intention to earn back a 60% interest in each of the Agi Dagi and Kirazli properties prior to the Company actually completing its earn-in expenditure requirement as called for under the MOU. As a result, the Company was deemed to have earned a 100% interest in each property.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend approximately US$10,000,000 and US$5,000,000 respectively by April 2008.

Upon the Company earning its 100% interest, TCAM was granted a Net Smelter Return ("NSR") of 1% on the Agi Dagi Project, and 2% on the Kirazli Project. The royalty is eliminated if TCAM completes its 60% earn back.

In lieu of the NSR’s, if TCAM completes its 60% earn back on the Agi Dagi property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi resource areas, up to a maximum of 600,000 ounces. If TCAM completes its 60% earn back on the Kirazli property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined resource areas, up to a maximum of 250,000 ounces.

TCAM must make an election within 90 days of earning-back a 60% interest whether it will elect to earn an additional 10%. TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting the earn-back expenditure commitment, and arranging project financing.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Pirentepe, Halilaga, TV Tower and Dedidagi properties. Each of these properties was recently designated a property as per the terms of the Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% in each of these properties. To earn back a 60% interest in a property, TCAM must spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, by November 30, 2009, with a minimum of 50% being spent by November 30, 2007. TCAM may earn back an additional 10% by electing to complete a feasibility study on the project within four years of earning back 60%.

TCAM has informed the Company that approximately US$8,915,519, US$4,815,800, US$196,458, and US$1,589,735 has been incurred on the back-in on the Agi Dagi, Kirazli, Pirentepe and Halilaga properties respectively, as at June 30, 2007. TCAM has made no significant expenditures on the TV Tower or Dedidagi properties to date.

The Company and TCAM are re-negotiating their working relationship within the existing Area of Interest (“AOI”) as outlined in the original Biga MOU. The parties are finalizing terms of a new agreement which will see costs shared on a 60 % TCAM, 40% Fronteer basis going forward on new properties, through November 2008, after the Company funds the first $100,000 of expenditure. TCAM will manage the regional exploration program within the AOI. Both parties are jointly funding an airborne geophysical survey over the AOI that is nearly complete. Any new properties identified from this survey for acquisition, if acquired, will immediately be subject to a 60% TCAM 40% Fronteer joint venture. This agreement will expire November 30, 2008, after which both parties are free to explore within the AOI with no obligation to the other party for any additional properties identified and acquired post November 30, 2008.

With the TCAM earn-back election on the Agi Dagi, Kirazli and the four designated Biga properties, the Company has focused its attention on a regional exploration program in Turkey outside of the AOI as well. The Company is conducting sampling and geological mapping as well as flying an airborne geophysical survey at an estimated cost of US$476,000, as the means of identifying new properties for acquisition. In addition, the Company is inspecting third party properties that are available for joint-venture or option. During the six months ended June 30, 2007, the Company spent approximately $163,326 towards this program. No new properties have been identified for acquisition to date.

In addition, the Company obtained a geophysical report and geochemical results from an exploration program that commenced on its 100% owned Samli property, in January 2007. A follow up IP-Resistivity survey over eight lines covering 40 kilometres is expected to be completed shortly, which will assist in further refining targets for drilling scheduled for August 2007. To date, the Company has incurred total expenditures of $154,180, on this property.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company conducted an extensive diamond drilling program on both properties in 2006 and 2007. In July 2007, after considering all available information and results from the drilling programs, the Company has decided to halt further exploration of these properties and will not be completing its earn-in requirements under the option agreement. Accordingly, at June 30, 2007, the Company has written off a total of $1,764,936 of deferred exploration expenditures relating to these two properties.

Yukon, Canada

In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. The Company and Rimfire were required to complete $2,000,000 (fully funded by Fronteer) worth of expenditures on the property to earn a 100% (80% Fronteer, 20% Rimfire) interest in the claims and data set while Newmont and NVI retain a 2% NSR. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

The Company and Rimfire completed the earn-in requirement in 2006, by spending $2,624,285 on the property. In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint-venture whereby ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. During the six months ended June 30, 2007, the Company recovered $542,140 from Rimfire. Of this amount, $164,179 represents Rimfire’s shares of the costs incurred in 2006, in excess of the $2 million earn-in amount and the remaining $377,961 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

The Company has planned a $7,000,000 exploration program (increased from $6,000,000) for the Wernecke properties which will include up to 10,000 metres of drilling. A 30 person helicopter and fixed wing supported camp is up and running, bulk fuel is in place and the crew is focused on mapping, soil sampling, blast trenching and drilling. To date, a total of 2,330 metres has been drilled on the Hoover target. Little or no drilling is expected in July as the Company awaits a new drill to arrive under a new drill contract.

A total of 181 claims have been staked to cover new outcropping uranium occurrences and geophysical anomalies and a total of 126 claims have been allowed to lapse.

Investment in Aurora Energy Resources Inc. – 46.8% (as at June 30, 2007)

Aurora, which owns uranium assets in the Central Mineral Belt (“CMB”) of Labrador, completed its IPO financing on March 22, 2006, raising gross proceeds of $28,749,999 including exercise of an over-allotment option. The Company no longer proportionately consolidates Aurora and now accounts for its investment using the equity method. Also in 2006, the Company acquired a further 956,938 common shares in Aurora by way of a private placement, for total proceeds of $10,000,002. Fronteer has not disposed of any of its investment in Aurora.

Aurora announced an updated National Instrument 43-101 compliant resource estimate for its Michelin Deposit in February 2007. Concurrently with the updated Michelin resource estimate, a first ever resource estimate was developed for the Jacques Lake deposit. The collective updated resource estimate yields a total of 95,910,000 pounds of U3O8 (“uranium”) increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

A detailed breakdown of the resource estimate for both deposits, as reported by Aurora, is shown in the following table1:

______________________________________________________
1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

Deposit	Measured			Indicated			Inferred
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000
* Open pit resource reported at 0.03% U308 cut-off
** Underground resource reported at a 0.05% U308 cut-off

Copies of the National Instrument 43-101 compliant technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007” can be viewed on SEDAR at www.sedar.com.

Based on the success of the 2006 program, Aurora has developed its 2007 exploration program based upon the recommendations in the above-noted Technical Report filed with the Company’s short form prospectus in September 2006. This program will consist of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear and the completion of a preliminary engineering study using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure. In addition, the program is expected to involve a significant component of field work including an estimated 75,000-metre diamond drill program at Michelin, Jacques Lake, Aurora Corridor, Michelin East, White Bear Lake, Melody Hill and Inda Lake Trend. The program is designed to continue to expand the known inferred resource at Michelin, convert existing inferred resources to indicated resources at Michelin and Jacques Lake and test new targets in the district

This work will involve up to nine diamond drill rigs and be based out of the existing Michelin Camp and a new Jacques Lake camp (currently being constructed).

Aurora’s reported budget for the 2007 program is $21,250,000. Aurora has also reported an additional $9,000,000 for ongoing environmental baseline work and engineering studies and expects to complete a pre-feasibility study by the end of 2007 and formally register its project with the Canadian Environmental Assessment Agency in the fourth quarter of 2007 or first quarter of 2008.

Planned acquisition of Newwest Gold Corporation

On June 28, 2007, the Company announced that it had entered into a lock-up agreement (the “LockUp Agreement”) with NWG Investments Inc. (the “Significant Shareholder”), the owner of approximately 86% of the outstanding common shares of Newwest (TSX – NWG), pursuant to which the Significant Shareholder has agreed to tender to and support a transaction (the “Proposed Transaction”) whereby the Company would seek to acquire all of the outstanding common shares of NewWest on the basis of 0.26 of one common share of the Company for each common share of NewWest. Subsequently, the Company and the Significant Shareholder entered into a supplementary lock-up agreement dated July 27, 2007, to provide that the Significant Shareholder would vote in favour of the Proposed Transaction.

Fronteer and Newwest have entered into an arrangement agreement dated July 27, 2007. The agreement provides that the Proposed Transaction will be consummated by way of a court-approved plan of arrangement whereby each Newwest common share will be exchanged for 0.26 of a Fronteer common share. In addition, all outstanding options of Newwest will be exchanged for 0.26 replacement options of the Company. The completion of the arrangement is subject to a number of conditions, including that the Proposed Transaction be approved by 66 2/3% of the votes cast by Newwest’s shareholders and optionholders present in person or by proxy at the special meeting, voting together as a single class, and the approval of the arrangement by the Supreme Court of British Columbia. On August 8, 2007, the Supreme Court of British Columbia issued an interim order approving the transaction, subject to closing conditions. A final order will be sought from the Supreme Court of British Columbia, before closing. Both Newwest and the Significant Shareholder can terminate their respective agreements with the Company and pursue a superior transaction in certain circumstances, in which case the Company would be entitled to a termination fee from the Significant Shareholder of $5,600,000 and of $820,000 from Newwest. The Company has other customary rights, including a right to match competing offers, in this circumstance.

The cost of acquisition will include the fair value of the issuance of 15,181,920 Fronteer common shares, plus 523,250 stock options of Fronteer exchanged for those of Newwest with an average exercise price of $9.62 per share and a fair value of approximately $2,600,000 plus Fronteer’s estimated transaction costs of $2,800,000, providing a total preliminary purchase price of approximately $192,300,000. The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of the announcement of the LockUp Agreement.

The excess of the purchase consideration over the adjusted book values of Newwest’s assets and liabilities will be assigned to “Exploration properties and deferred exploration expenditures.” The fair value of all identifiable assets and liabilities acquired will be determined by a valuation at the date of closing of the transaction, which is estimated to occur in September 2007. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the above noted values and the differences may be material.

Newwest has one of the largest land packages in Nevada, with over 600,000 acres of patented and unpatented mineral claims and mineral leases, within 19 individual projects, with measured and indicated resources reported by Newwest that are National Instrument 43-101 compliant of 3,553,900 ounces of gold. Fronteer’s goal will be to advance these projects along the pipeline into production.

The Company expects to aggressively explore these assets in the coming years and will be developing budgets for individual projects over the next few months.

Investment in Latin American Minerals

Pursuant to a private placement which closed in November 2006, the Company purchased 5,310,000 units of securities ("Units") of Latin American Minerals Inc. (“LAT”), a company listed on the TSX Venture Exchange. Each Unit was purchased for $0.25 and is comprised of one common share in the capital of LAT and one-half of one common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement.

In April 2007, the Company acquired an additional 900,000 common shares of LAT at a price of $0.45 per share, increasing its holdings to 6,210,000 common shares of LAT. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit is comprised on one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months.

The acquisition of the common shares of LAT was made for investment purposes to allow the Company to obtain a strategic foothold in a highly prospective area. The Company may from time to time increase or dispose of its investment in LAT.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following information is derived from the Company’s unaudited quarterly consolidated financial statements for the past eight quarters.

	June 2007	Mar 2007	Dec 2006	Sept 2006
Income (loss) before discontinued operations	$(9,488,197)	$(1,142,677)	$7,389,922	$(585,003)
Basic earnings (loss) per share before discontinued operations	$(0.14)	$(0.02)	$0.11	$(0.01)
Diluted earnings (loss) per share before discontinued operations	$(0.14)	$(0.02)	$0.11	$(0.01)
Net earnings (loss) for the period	$(9,488,197)	$(1,142,677)	$7,389,922	$(585,003)
Basic earnings (loss) per share for the period	$(0.14)	$(0.02)	$0.11	$(0.01)
Diluted earnings (loss) per share for the period	$(0.14)	$(0.02)	$0.11	$(0.01)

	June 2006	Mar 2006	Dec 2005	Sept 2005
Income (loss) before discontinued operations	$(1,811,489)	$10,022,205	$(1,933,478)	$(1,808,660)
Basic earnings (loss) per share before discontinued operations	$(0.03)	$0.20	$(0.04)	$(0.04)
Diluted earnings (loss) per share before discontinued operations	$(0.03)	$0.18	$(0.04)	$(0.04)
Net income (loss) for the period	$(1,811,489)	$10,018,209	$(1,916,744)	$(1,833,989)
Basic earnings (loss) per share for the period	$(0.03)	$0.20	$(0.04)	$(0.04)
Diluted earnings (loss) per share for the period	$(0.03)	$0.18	$(0.04)	$(0.04)

For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792.

In the three months ended March 31, 2006, the Company realized a dilution gain of $11,898,243 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increased to wages and benefits expense totalling $285,417.

In the third quarter of 2005, a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company has the following contractual obligations at June 30, 2007:

Payments Due by Period

Contractual obligations	Total	Remainder of 2007	2008 - 2009	2010 – 2011	After 2011
Operating leases	$1,493,589	$244,411	$702,380	$466,400	$80,397

The Company has no debt. The only long term lease commitments are the operating lease for the Company’s office premises and equipment. Cash flows required under these lease agreements total approximately $80,000 for the remainder of fiscal 2007.

At June 30, 2007, the Company had cash on its balance sheet of $105,684,294 and working capital of $106,294,965 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The change in cash and working capital of $65,292,381 and $62,956,675 respectively is primarily due to the receipt of gross proceeds of $66,345,500 from the March 2007 financing and exercise of stock options and warrants, offset by exploration expenditures of $2,629,303 and cash used in operations of $1,781,404 during the period.

The Company does not anticipate any significant environmental liabilities during 2007.

The Company will utilize its cash resources to look for other advanced stage mineral properties to acquire. Depending upon the size of any acquisition, it may be necessary to issue further shares of the Company to complete any acquisition, such as the proposed Newwest acquisition. The Company continues to actively seek out these opportunities.

CAPITAL RESOURCES

At June 30, 2007, the Company had 4,208,200 stock options outstanding which, if exercised, would bring a further approximately $24,000,000 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw. As part of the Newwest transaction, existing Newwest options will roll into 523,250 Fronteer options on the same 0.26 ratio as the share exchange, with an exercise price of $9.62, and a life of between one and five years. In addition, it is proposed that Newwest employees will be granted a total of 370,000 new options of Fronteer at an exercise price equal to the option price on the day the transaction closes. These options will vest over a two year period and have a life of five years.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

For the six months ended June 30, 2007, the Company paid legal fees of $282 (2006 - $8,177) to a law firm of which a director is a partner.

In addition, the Company invoiced Aurora $374,407 during the six months ended June 30, 2007 for its share of office costs, employee wages and benefits. At June 30, 2007, the Company had a receivable from Aurora of $120,279 (2006 - $21,529) relating to these expenditures.

In April 2006, the company and Aurora signed a cost sharing agreement whereby the Company will charge common office costs and common employee benefit costs to the Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party.

DISCLOSURE CONTROLS AND PROCEDURES

During the quarter ended June 30, 2007, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

There were no other significant subsequent events as of August 13, 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, 1530 – Comprehensive Income, and 3865 – Hedging, on January 1, 2007, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

Section 3855 requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income. Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges. Section 1530 requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Certain gains and losses that would otherwise be recorded as part of net earnings are now presented in “other comprehensive income”, until it is considered appropriate to recognize into net earnings.

As a result of adopting these new standards the Company recorded a non-cash increase of $1,115,734 to opening long-term investments, a non-cash increase of $464,385 to opening marketable securities and a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income of $673,042 (net of future income taxes of $123,458). In addition, the Company recorded a non-cash increase of $662,159 (net of future income taxes of $121,460) to opening retained earnings to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and trading securities held by the Company.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, long-term investments, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily related to input tax credits receivable and amounts due from Aurora. The Company performs ongoing evaluation of its receivables from Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At June 30, 2007, the fair values of cash, and trade and other receivables approximate their carrying values because of the short-term nature of these instruments. The Company carries its long-term investments at fair value, which consist of common shares and share purchase warrants of LAT.

OUTSTANDING SHARES

There have been no additional issuances of common shares subsequent to the quarter end to August 13, 2007.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2006 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Company for the year ended December 31, 2006 and other continuous disclosure documents filed by the Company since January 1, 2007 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

The Company looks forward to completing the Newwest transaction in September 2007. This acquisition will give the Company a strategic land position within Nevada, where there has been considerable historic and ongoing gold production. Fronteer will look for additional opportunities to expand on and leverage this land position to further grow the gold assets in this area. The Newwest employees will be a valuable addition to our talent base. This group has considerable experience and knowledge of the major Nevada gold trends and we fully expect to leverage this experience to ramp up exploration of the Newwest assets.

The Company continues to look for additional opportunities in Turkey and will continue with the active exploration of its Yukon copper-gold-uranium properties. The Company continues to investigate other opportunities to make direct investments in projects that it feels have the potential to develop into world-class deposits. With a treasury of over $100 million the Company has significant funds to acquire additional properties or companies of interest in the coming months. We look forward to new and exciting projects being added to the Company’s asset base as 2007 progresses.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President	CFO, Corporate Secretary

August 13, 2007